Exhibit 99.1

Pingtan Marine Enterprise Announces Results of Annual General Meeting

FUZHOU, China, December 29, 2021 /PRNewswire/ -- Pingtan Marine Enterprise Ltd. (Nasdaq: PME), (“Pingtan” or the “Company”), a fishing company based in the People’s Republic of China, today announced that each of the following proposed resolutions submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Fuzhou on December 23, 2021:

●	The election of XingAn Lin and Lin Lin as Class C directors to the Board of Directors and to serve for a three-year term to expire at the 2024 annual general meeting or until a successor is duly elected and qualified; and

●	The ratification of the appointment of Wei, Wei & Co, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

About Pingtan

Pingtan is a fishing company engaging in ocean fishing through its subsidiary, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

Maggie Li
Investor Relations Manager
Pingtan Marine Enterprise Ltd.
Tel: +86 591 8727 1753
mli@ptmarine.net

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